FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number 001-31522

Eldorado Gold Corporation

(Translation of registrant’s name into English)

11th Floor-550 Burrard Street

Bentall 5

Vancouver, B.C.

Canada V6C 2B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: June 11, 2026	By:	/s/ Karen Aram
Karen Aram, Corporate Secretary

Exhibits

Exhibit No.	Description
99.1	Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada
99.2	Consent of Qualified Person – Mark Hatton
99.3	Consent of Qualified Person – William Lewis
99.4	Consent of Qualified Person – Lindsay Moreau-Verlaan
99.5	Consent of Qualified Person – Neil Lincoln
99.6	Consent of Qualified Person – Wilson Muir
99.7	Consent of Qualified Person – Luc Binette
99.8	Certificate of Qualified Person – Mark Hatton
99.9	Certificate of Qualified Person – Neil Lincoln
99.10	Certificate of Qualified Person – William Lewis
99.11	Certificate of Qualified Person – Wilson Muir
99.12	Certificate of Qualified Person – Lindsay Moreau-Verlaan
99.13	Certificate of Qualified Person – Luc Binette